SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR November 28, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE
SÃO PAULO – SABESP
PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

PAYMENT OF INTEREST ON OWN CAPITAL

NOTICE TO SHAREHOLDERS

We hereby inform the Shareholders that, in a meeting held on November 20th, 2003, the Management Bodies of Companhia de Saneamento Básico do Estado de São Paulo - SABESP deliberated, pursuant to section 2 of Article 30 of its Bylaws, the credit and payment of Dividends in the form of Interest on Own Capital, referring to October 2003, to the holders of shares on the record date of December 15, 2003.

I – AMOUNT, DATE AND CREDIT AND PAYMENT TERMS

The Dividends as Interest on Own Capital, totaling R$ 154,928,903.00 (one hundred fifty-four million, nine thousand twenty-eight, nine hundred and three reais) correspond to R$ 5.44 (five reais and forty-four cents) per thousand common shares and shall be paid no later than 60 (sixty) days after the 2004 Annual Shareholders' Meeting.

II – WITHHOLDING INCOME TAX

Withholding Income Tax will be deducted from the amount of payment of Dividends as Interest on Own Capital, pursuant to current legislation, except for exempt shareholders who prove this condition prior to January 30th, 2004, by presenting related documents to the Company at Rua Costa Carvalho 300 - São Paulo - SP, CEP 05429-900, in attention to the Superintendência de Captação de Recursos e de Relação com Investidores, FI, Sala 267.

III – ATTRIBUTION TO DIVIDENDS

Said Interest on Own Capital are declared in substitution to the Dividends referring to October 2003 and computed in the calculation of the mandatory minimum dividends, as provided in Article 30 – item II, letter ”b” of the Company’s Bylaws and in Paragraph 7 of Article 9 of Law #9249/95.

IV – INSTRUCTIONS FOR THE CREDIT AND PAYMENT OF INTEREST ON OWN CAPITAL

a)

The shareholders will have their credits available on the initial date of payment of such right, as set forth in above item I, according to their banking account and domicile provided to Banco Itaú S.A..

b)

To shareholders whose registry information does not include either their Individual/Corporate Taxpayer’s Identification Number (CPF/CNPJ) or complete banking instructions (bank, branch and account number), the interest will be credited, pursuant to item I above, as of the third day after pending information is updated in the electronic files of Banco Itaú S.A.. This can be done either at any of its branches or by mail sent to “Banco Itaú S.A - Diretoria de Ações e Custódia” at Avenida Engenheiro Armando de Arruda Pereira, 707, 9° andar – Jabaquara – CEP 04344-902 – São Paulo – SP.

V – EX-DATE

The shares will start being traded ex-interest and ex-dividends on December 16, 2003 in Bovespa (the São Paulo Stock Exchange, in Brazil).

VI – Further information can be obtained at any branch of Banco Itaú S.A., which are specialized in assisting shareholders, during banking hours.

São Paulo, November 26th, 2003.

Rui de Britto Álvares Affonso
Economic and Financial Director and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 28, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.